Exhibit 99.1

QTREX Appoints Dr. Shlomit Chappel-Ram, Veteran AME R&D Executive, as Independent Director

Ness Ziona, Israel, July 17, 2026 – QTREX Quantum Ltd. (Nasdaq: QTEX) (“QTREX” or the “Company”), a company focused on advancing Additively Manufactured Electronics (“AME”) for quantum computing infrastructure, today announced that on July 14, 2026, its Board of Directors (the “Board”) appointed Dr. Shlomit Chappel-Ram as an independent director, effective immediately.

Dr. Chappel-Ram previously served as Vice President of R&D at Nano Dimension Ltd. (Nasdaq: NNDM), where she led multidisciplinary teams spanning materials, formulations, chemistry, physics, process engineering, mechanics, software, hardware, and electronics. She also co-authored peer-reviewed IEEE research on AME-fabricated, multi-metal-layer antenna architectures.

As previously announced, QTREX acquired the AME platform from Nano Dimension Ltd. in April 2026 and is applying it to high-density, thermally optimized quantum connectivity and proprietary, application-specific RF components. Dr. Chappel-Ram’s appointment adds direct AME operating experience to the Board as QTREX advances its platform from a validated capability into commercial component production.

“We are adding to our Board an executive who played a foundational role in developing AME technology and fully recognizes the value it brings to quantum computing infrastructure,” said Dagi Ben-Noon, Chief Executive Officer of QTREX Quantum. “Dr. Chappel-Ram’s deep technical understanding and proven track record in scaling complex hardware directly match the operational phase QTREX is at today.”

Dr. Chappel-Ram has served as a General Manager of Digma Medical since January 2025, where she leads operations, product development, regulatory and clinical programs, fundraising, and investor communications. From January 2021 until December 2024 she also served as Digma Medical’s Vice President R&D and was leading Investor Relations activities. She previously held senior R&D roles at Edwards Lifesciences (Cardioband) and Medinol Ltd., alongside her tenure at Nano Dimension Ltd. from March 2019 until December 2020, where she directed complex technology programs from early-stage development through regulatory approval and transfer to manufacturing. Dr. Chappel-Ram serves as a consultant and advisory board of directors’ member at Kidron Capital since April 2021, and also served as a consultant and advisory board of director member at NGLi Holdings from March 2023 until March 2024. Her academic and professional training includes a Ph.D. in Chemistry, summa cum laude, and an MBA from Bar-Ilan University, postdoctoral work in Chemistry and Biochemistry at the City University of New York, and completion of the Directors and Senior Corporate Officeholders Program at Tel Aviv University’s LAHAV Executive Education.

“I have seen firsthand what AME can deliver when materials, electrical design and manufacturing are engineered as one integrated system,” said Dr. Chappel-Ram. “QTREX is applying these capabilities to the demanding connectivity requirements of scalable quantum hardware, and I look forward to contributing my experience as the Company advances development, qualification and commercial production.”

About QTREX Quantum

QTREX Quantum Ltd. (Nasdaq: QTEX) is a technology company focused on advanced connectivity and electronics manufacturing solutions for next-generation hardware markets. Following its acquisition of the AME platform, the Company is developing high-density, thermally optimized quantum connectivity solutions for dilution cryostats and advancing AME applications for defense, aerospace, missile, space, and other mission-critical environments. The Company also continues to advance its medical technology portfolio, including respiratory support and blood monitoring platforms, while actively working to monetize certain parts of the medical business.

For more information, please visit: www.q-trex.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the AME platform capabilities and advances; that Dr. Chappel-Ram’s appointment adds direct AME operating experience to the Board; that Dr. Chappel-Ram’s deep technical understanding and proven track record in scaling complex hardware directly match the operational phase QTREX is at today; and the belief that Dr. Chappel-Ram will contribute her experience as the Company advances development, qualification and commercial production . Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements. More detailed information about the risks and uncertainties affecting the Company is contained under “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission.

Company Contact
QTREX Quantum
Email: info@q-trex.com
Phone: +972-9-9664485